

Mail Stop 4628

April 14, 2016

Frank D. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, TX 76107

>   **Re: Lonestar Resources US Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10-12(b)**
>   **Filed March 24, 2016**
>   **File No. 001-37670**

Dear Mr. Bracken:

We have reviewed your March 24, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2016 letter.

Business, page 8

Development of Proved Undeveloped Reserves, page 14

1.   We note the disclosure of the changes to your proved undeveloped ("PUD") reserves. During 2014, you converted 1,576 MBOE of PUD reserves to proved developed status with the capital expenditure of $34.2 million, a unit cost of $21.70/BOE. During 2015, you converted 3,434 MBOE of PUD reserves with the expenditure of $49.4 million, a unit cost of $14.39/BOE. The third party reserve report, Exhibit 99.3, presents a future PUD development cost of $285 million projected for 2016-2020 to develop 26.9 MMBOE for a unit cost of $10.59/BOE. A slightly higher development cost ($289 million) is also incorporated in the standardized measure calculation on page F-29. Please explain the reasons for this lower five year unit cost including significant line item changes. Given that proved reserves are required to be economically producible "under

existing economic conditions", we would expect these conversion costs to reflect the levels you have incurred.

2.   Your response to our prior comment 3d) included "LONESTAR TOP 5 PUDS". On page 24, we note the subject horizontal PUD location has been mapped with a recovery factor (proved oil EUR/lateral length) that is 9% larger than its southwest productive immediately adjacent offset and 57% larger than its northeast productive immediately adjacent offset, respectively. Please explain the reasons for your procedures here in this regard. Refer to the definition of "reasonable certainty" at Rule 4-10(a)(24) of Regulation S-X. Identify for us any other PUD locations that have been assigned recovery factors materially greater than that presented by the productive immediately adjacent offset wells.

Financial Statements

General

3.   We have read your response to prior comment 1 and continue to believe that financial statements for Lonestar Resources Limited are required. Accordingly, revise your filing to include these financial statements. If you would like to request a waiver of the requirement to provide these financial statements, you may do so at the following web location:

        https://www.sec.gov/cgi-bin/corp_fin_interpretive

Notes to Consolidated Financial Statements, Page F-8

Supplemental Information on Oil and Natural Gas..., Page F-26

Net Proved Reserve Summary, Page F-28

4.   We note the significant additions during 2015 to your proved reserves due to new discoveries/extensions, +16.5 MMBOE, and the significant reductions during 2015, -7.2 MMBOE, due to revisions of previous estimates. FASB ASC Paragraph 932-235-50-5 requires "appropriate explanation of significant changes" for line items in the reconciliation of your disclosed proved reserves. Please amend your document to explain the details/circumstances of these changes to comply with FASB ASC 932.

Exhibit 99.6

5.   Your third party report, Exhibit 99.6, includes possible oil reserves without any disclosure in the filing as required by Item 1202 of Regulation S-K. Please include such disclosure pertaining to possible reserves or include a third party report without possible reserves figures.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, the undersigned, at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources